UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to _____________

Commission file number: 1-2191

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN
(Full title of the plan)

BROWN SHOE COMPANY, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

Brown Shoe Company, Inc. 401(k) Savings Plan

Financial Statements and Schedules

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Brown Shoe Company, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Brown Shoe Company, Inc. 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

April 22, 2005

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2004			December 31, 2003
	Non-Participant-Directed	Participant-Directed	Total	Non-Participant-Directed	Participant-Directed	Total

Cash	$99,971	$223,480	$323,451	$-	$12,981	$2,981
Investments - at fair value	30,247,523	80,308,850	110,556,373	36,781,181	66,757,901	103,539,082
Outstanding loans	-	2,823,483	2,823,483	-	2,477,717	2,477,717
Accrued investment income	847	33,456	34,303	810	24,495	25,305
Net assets available for benefits	$30,348,341	$83,389,269	$113,737,610	$36,781,991	$69,273,094	$106,055,085

See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2004			Year Ended December 31, 2003
	Non-Participant-Directed	Participant-Directed	Total	Non-Participant-Directed	Participant-Directed	Total

Employer contributions	$3,308,440	$-	$3,308,440	$2,984,002	$-	$2,984,002
Employee contributions	-	8,163,364	8,163,364	-	7,253,576	7,253,576
Investment income	391,178	2,191,312	2,582,490	385,531	1,313,626	1,699,157
Interest income on loans	-	150,989	150,989	-	131,879	131,879
Net realized and unrealized (loss) gain on investments	(7,891,968)	6,067,713	(1,824,255)	13,226,815	10,198,959	23,425,774
Participant transfers	(756,082)	756,082	-	(1,431,903)	1,431,903	-
Withdrawals	(1,485,218)	(3,213,285)	(4,698,503)	(1,690,883)	(5,245,090)	(6,935,973)
Net change	(6,433,650)	14,116,175	7,682,525	13,473,562	15,084,853	28,558,415
Net assets available for benefits at beginning of year	36,781,991	69,273,094	106,055,085	23,308,429	54,188,241	77,496,670
Net assets available for benefits at end of year	$30,348,341	$83,389,269	$113,737,610	$36,781,991	$69,273,094	$106,055,085

See accompanying notes to financial statements.
.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Brown Shoe Company, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory 401(k) savings plan which covers salaried and selected hourly employees of Brown Shoe Company, Inc. (the Company) and electing affiliates who are age 21 or older. Salaried and selected hourly employees are eligible to participate in the Plan beginning in the month following the date of hire after eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants are allowed to contribute up to 30% of eligible compensation annually, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Company contributes 75% of the first 2% and 50% of any amounts between 2% and 6% of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company’s common stock. Contributions of participants and matching company contributions are remitted by the Company to the trustee on a biweekly basis. Contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts is based on years of service with full vesting after three years of service. Forfeitures of non-vested company

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

matching contributions are used to reduce future company contributions. During the year ended December 31, 2004, approximately $84,000 of forfeitures were used to reduce employer contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of eight investment fund choices offered by the Plan. The investment options are trusteed mutual funds. The mix of investments may be changed from one fund to another on a daily basis by participants.

Participant Loans

Participants may borrow from their fund accounts, excluding employer matching contributions held in company stock, a minimum of $1,000 up to a maximum of $50,000 or 50% of the participant’s account balance, whichever is less. Loan terms range from 1 year to 15 years. Principal and interest are paid ratably through payroll deductions. Interest rates are determined based on current lending rates and are fixed for the term of the loan.

Participant Transfers

Plan participants attaining age 55 or older may diversify their investment in the Company’s common stock by transferring all or part of such holdings in their account to other investment fund choices offered by the Plan. Such transfers totaled $756,082 and $1,431,903 in 2004 and 2003, respectively.

Payment of Benefits

Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship that cannot otherwise be relieved. Substantial financial hardship is defined as an event which requires funds that are not less than one-twelfth of a participant’s annual pay or $1,000. On termination of service due to death, disability, or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Certain participants who were included by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump sum payment of his or her vested interest in the account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

.
1. Description of the Plan (continued)

Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Plan Expenses

All expenses incurred in connection with the operation of the Plan are paid by the Plan’s sponsor with the exception of certain investment-related expenses, which are netted against investment earnings.

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.

Investment Valuation and Income Recognition

Equity securities, which are traded on security exchanges, and mutual funds are valued at fair value based on quoted market values. Participant loans are valued at outstanding amounts, which approximate fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Other

The Company believes the Plan conforms with the requirements of ERISA.

2. Investments

During 2004 and 2003, the Plan’s investments (depreciated) appreciated in fair value by $(1,824,255) and $23,425,774, respectively, as follows:

	Net (Depreciation) Appreciation in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2004
Brown Shoe Company, Inc. common stock	$(7,891,968)	$29,804,346
PIMCO Total Return “A” Fund	(55,378)	10,225,076
ABN AMRO Investor Money Market Fund	-	6,113,842
ABN AMRO/Montag & Caldwell Balanced Fund	67,076	4,553,693
Dodge & Cox Stock Fund	3,577,808	30,602,849
Vanguard Institutional Index Fund	1,035,769	12,964,303
ABN AMRO/Montag & Caldwell Growth Fund	248,526	6,767,866
Euro Pacific Growth Fund	1,134,692	7,880,058
Brazos Small Cap Fund	(78,717)	-
Artisan Mid Cap Fund	137,937	1,644,340
	$(1,824,255)	$110,556,373

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Investments (continued)

	Net (Depreciation) Appreciation in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2003
Brown Shoe Company, Inc. common stock	$13,226,815	$35,428,592
PIMCO Total Return “A” Fund	30,463	9,178,552
ABN AMRO Investor Money Market Fund	-	7,177,130
ABN AMRO/Montag & Caldwell Balanced Fund	383,180	4,245,648
Dodge & Cox Stock Fund	5,032,517	23,178,007
Vanguard Institutional Index Fund	2,303,936	11,235,172
ABN AMRO/Montag & Caldwell Growth Fund	917,198	6,193,503
Euro Pacific Growth Fund	1,285,428	5,594,006
Brazos Small Cap Fund	246,237	1,308,472
	$23,425,774	$103,539,082

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2004	2003
Brown Shoe Company, Inc. common stock* (2004 - 999,140 shares; 2003 - 934,052 shares)	$29,804,346	$35,428,592
ABN AMRO Investor Money Market Fund	6,113,842	7,177,130
PIMCO Total Return “A” Fund	10,225,076	9,178,552
Dodge & Cox Stock Fund	30,602,849	23,178,007
Vanguard Institutional Index Fund	12,964,303	11,235,172
ABN AMRO/Montag & Caldwell Growth Fund	6,767,866	6,193,503
Euro Pacific Growth Fund	7,880,058	5,594,006

*Non-participant-directed.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements

2. Investments (continued)

The total non-participant-directed investments consist of the following:

	December 31
	2004	2003
Brown Shoe Company, Inc. common stock	$29,804,346	$35,428,592
ABN AMRO Investor Money Market Fund	443,177	1,352,589
	$30,247,523	$36,781,181

Non-participant-directed income includes $384,424 of dividends received by the Plan on company stock.

3. Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per the financial statements	$113,737,610	$106,055,085
Amounts allocated to withdrawing participants	(317,185)	(16,598)
Net assets available for benefits per the Form 5500	$113,420,425	$106,038,487

Following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500:

	Year Ended December 31
	2004	2003
Withdrawals by participants per the financial statements	$4,698,503	$6,935,973
Amounts allocated to withdrawing participants at December 31, 2003 and 2002	(16,598)	(844)
Amounts allocated to withdrawing participants at December 31, 2004 and 2003	317,185	16,598
Withdrawals by participants per the Form 5500	$4,999,090	$6,951,727

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Reconciliation of Financial Statements to Form 5500 (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawal requests that have been processed and approved for payment prior to December 31, 2004 and 2003, respectively, but not yet paid as of these dates.

4. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Schedules

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN 43-0197190 Plan 006

December 31, 2004

Par Value or No. of Shares	Description	Cost	Current Value

999,140	Brown Shoe Company, Inc. common stock*	$22,200,048	$29,804,346

958,301	PIMCO Total Return “A” Fund		$10,225,076

6,113,842	ABN AMRO Investor Money Market Fund*	6,113,842	6,113,842

279,196	ABN AMRO/Montag & Caldwell Balanced Fund*		4,553,693

235,009	Dodge & Cox Stock Fund		30,602,849

117,101	Vanguard Institutional Index Fund		12,964,303

297,881	ABN AMRO/Montag & Caldwell Growth Fund*		6,767,866

221,164	Euro Pacific Growth Fund		7,880,058

55,627	Artisan Mid Cap Fund		1,644,340

	Loan Account

-	Participant loans, bearing interest at rates ranging from 5.0% to 10.5% with maturities through 2019		2,823,483

	Total investments (held at end of year)		$113,379,856

*Exempt party in interest to the Plan.

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

EIN 43-0197190 Plan 006

Year Ended December 31, 2004

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Assets	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (iii) - Series of transactions in excess of 5% of beginning net assets

ABN AMRO	Brown Shoe Company, Inc. Stock	$4,773,921	$ -	$4,773,921	$4,773,921	$ -
		-	3,806,753	1,730,429	3,806,753	2,076,324

ABN AMRO	ABN AMRO Investor Money Market Fund	4,385,798	-	4,385,798	4,385,798	-
		-	4,539,673	4,539,673	4,539,673	-

There were no category (i), (ii), or (iv) reportable transactions during 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown Shoe Company, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

Date: June 28, 2005	/s/ Andrew M. Rosen

Andrew M. Rosen
Senior Vice President and
Chief Financial Officer of
Brown Shoe Company, Inc. and
Member of the Administration Committee
under the  Brown Shoe Company, Inc.
401(k) Savings Plan
on Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm